UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                         Kestrel Energy, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              492545 10 8
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                          Gorsuch Kirgis LLP
                          Tower I, Suite 1000
                         1515 Arapahoe Street
                        Denver, Colorado 80202
                            (303) 376-5000
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 30, 1999
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         CUSIP No. 492545 10 8

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Samson Exploration N.L.

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Australia

Number of Shares         7)  Sole Voting Power       1,503,000
Beneficially Owned       8)  Shared Voting Power             0
By Each Reporting        9)  Sole Dispositive Power  1,503,000
Person With             10)  Shares Dispositive
                              Power                          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,503,000

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     20.63%

14)  Type of Reporting Person

     CO

                             SCHEDULE 13D
                        SAMSON EXPLORATION N.L.


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          Samson Exploration N.L.

          (b)  Business       Level 10, Exchange Plaza
               Address:       2 The Esplanade
                              Perth, Western Australia, 6000

          (c)  Principal
               Business and
               Place of
               Organization: An investment corporation registered in Australia

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

          (a)  Name:          Malcolm Alec Burne

          (b)  Business       Golden Prospect plc
               Address:       1st Floor, 143-149 Great Portland Street
                              London WIN 5FB
                              ENGLAND

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Managing Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          Neil Thacker MacLachlan

          (b)  Business       Hill Young & Associates
               Address:       Level 21, Governor Phillip Tower
                              1 Farrar Place
                              Sydney, NSW, 2000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          David Thorwald Cairns

          (b)  Business
               Address:       Resolute Limited
                              4th Floor, Griffin Centre
                              28 The Esplanade
                              Perth, WA, 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Geologist - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   British

          (a)  Name:          Denis Ivan Rakich

          (b)  Business
               Address:       Samson Exploration N.L.
                              Level 10, Exchange Plaza
                              2 The Esplanade
                              Perth, WA, 6000
                              AUSTRALIA

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Company Secretary - Same Address

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   Australian

Item 3.   Source and Amount of Funds or Other Consideration

          On December 7, 1999, the Reporting Person purchased 240,000 Shares for $648,000 as part of an overseas offering by the Issuer under Regulation S of the Securities Act of 1933. Through additional purchases made in the open market in December 1999, the Reporting Person acquired an additional 126,000 Shares. All of the Shares were acquired with working capital.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 1,503,000 Shares of Common Stock (20.63%) beneficially owned.

          (b)  Number of Shares as to which there is sole power to vote
          - 1,503,000; shared power to direct the vote - 0; sole power to direct the disposition - 1,503,000; shared power to direct the disposition - 0.

          (c) On December 7, 1999, the Reporting Person acquired 240,000 Shares for $648,000 pursuant to an offering by the Issuer under Regulation S of the Securities Act of 1933. The other purchases of Shares made by the Reporting Person since Amendment No. 1 to Schedule 13D dated August 20, 1999 included two purchases in November 1999 of 4,000 shares for $11,750 and 16,000 shares for $48,000, two purchases on each of December 1 and December 15 of 5,000 shares at $14,687.50 each and one purchase of 116,000 shares for $323,060 on December 30, 1999, all which purchases were made in the open market.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SAMSON EXPLORATION N.L.


Date: February 9, 2000             By:/s/Denis I. Rakich
                                     Denis I. Rakich
                                     Company Secretary